Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SB/RH Holdings, LLC:

We consent to the use of our report dated November 23, 2018, except for the effects of changes in discontinued operations, as discussed in Note 1, 3, 9, 10, 11, 13, and subsequent events, as discussed in Note 23, as to which the date is April 5, 2019, with respect to the consolidated financial position of SB/RH Holdings, LLC and subsidiaries as of September 30, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2018, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Milwaukee, Wisconsin

May 16, 2019